[Fred Meyer, Inc. Letterhead]

CONTACT:  David R. Jessick, Senior Vice President - Finance
          Chief Financial Officer
          Portland, Oregon
          (503) 797-7900

                                                           FOR IMMEDIATE RELEASE

SYMBOL: "FMY" (N.Y.S.E.)

   FRED MEYER REPORTS FOURTH QUARTER EPS OF $.56 WITH A 7.9% COMPARABLE STORE
      SALES INCREASE; FISCAL YEAR EPS OF $1.46 BEFORE EXTRAORDINARY CHARGES

Portland, Oregon, March 12, 1998 -- Fred Meyer, Inc. announced significant improvement in sales and operating earnings for its 1997 fourth quarter (12 weeks) and year ended January 31, 1998 ("1997").

Results include Smith's Food & Drug Centers, Inc. ("Smith's") from September 9, 1997, the date of the Smith's acquisition.

FOURTH QUARTER RESULTS:

Net sales for the fourth quarter of 1997 rose 87.8 percent to $1.9 billion from $1.0 billion reported in the fourth quarter of last year. Excluding Smith's, sales increased 13.3 percent.

Comparable store sales (excluding Smith's) increased 7.9 percent for 1997's fourth quarter, with comparable food sales increasing 7.9 percent and comparable nonfood sales increasing 8.0 percent.

Income from operations for 1997's fourth quarter was $123.9 million, up 131.7 percent from the $53.4 million reported in the prior year's fourth quarter. Without the contribution from Smith's of $56.4 million, income from operations was up $14.0 million or 26.3 percent.

Fourth quarter net income was $52.6 million, versus $27.6 million in the prior year. Diluted earnings per share were $.56 on 93.9 million shares outstanding, up 7.7 percent from the prior year's $.52 on 53.3 million shares outstanding.

FISCAL 1997 RESULTS:

For the 1997 year, net sales rose 47.2 percent to $5.5 billion from $3.7 billion reported last year. Smith's sales accounted for $1.3 billion of the increase. Comparable store sales (excluding Smith's) increased 7.4 percent, with comparable food sales increasing 6.6 percent and comparable nonfood sales increasing 8.6 percent.

Income from operations for the year was $259.8 million, up 93.6 percent from the $134.2 million reported in the prior year. Without the contribution from Smith's of $91.7 million, income from operations was up $33.9 million or 25.2 percent.

Fiscal year results were effected by an extraordinary charge of $91.2 million, net of taxes, for early extinguishment of debt which was recorded during the third fiscal quarter. The charge covered premiums paid and the write-off of financing costs related to debt refinanced in the Smith's acquisition.

Income before the extraordinary charge was $103.3 million, up 76.5 percent from the prior year's $58.5 million. Including the extraordinary charge, net income of $12.1 million was reported for 1997.

Diluted earnings per share before the extraordinary charge were $1.46 on 70.6 million shares outstanding, up 39.0 percent from the prior year's $1.05 on 55.8 million shares outstanding. Including the effect of the extraordinary charge, diluted earnings per share of $.17 were reported. Weighted average shares outstanding were effected by the issuance of shares for the Smith's acquisition.

COMMENTARY

Robert G. Miller, President and Chief Executive Officer, said, "We are very pleased with our fourth quarter results. Comparable store sales trends at the Fred Meyer stores showed strong increases again in both food and nonfood categories. As well, we are encouraged by the positive contribution to earnings from Smith's in the fourth quarter and pleased that the Smith's integration plan continues on schedule.

We also are excited to have completed our mergers with Quality Food Centers and Ralphs Grocery Company this week and look forward to realizing the synergies and operating leverage of these fine supermarket companies. In conjunction with the mergers, we refinanced the majority of the company's debt and now benefit from an average annual interest rate of approximately 7 percent."

Fred Meyer, Inc., headquartered in Portland, Oregon, is one of the nation's largest food and drug retailers. The Company's four subsidiaries -- Fred Meyer Stores, Quality Food Centers, Ralphs Grocery Company and Smith's Food & Drug Centers -- operate more than 800 stores in a variety of food and drug and multidepartment one-stop-shopping formats located primarily in 11 western states from Alaska to Texas. In addition, the company operates 259 fine jewelry stores across the United States under the banners of Fred Meyer, Fox's and Merksamer Jewelers.



WEB SITE: http://www.fredmeyer.com



                            -- Three tables follow --

                                FRED MEYER, INC.
                 Condensed Consolidated Statements of Operations

(In thousands, except per share amounts)               (unaudited)
                                                  12 weeks      12 weeks                      52 weeks         52 weeks
                                                     ended         ended                         ended            ended
                                                   Jan. 31,       Feb. 1,       Percent        Jan. 31,          Feb. 1,     Percent
                                                      1998          1997         Change           1998             1997       Change
                                                ----------     ---------         ------    -----------      -----------      -------
Net sales                                       $1,869,764      $995,755         87.77%     $5,481,087       $3,724,839       47.15%
Cost of merchandise sold                         1,310,818       692,113         89.39%      3,845,536        2,619,312       46.81%
                                                ----------     ---------                   -----------      -----------
Gross margin                                       558,946       303,642         84.08%      1,635,551        1,105,527       47.94%
Operating and administrative expenses              435,073       250,170         73.91%      1,375,796          971,359       41.64%
                                                ----------     ---------                   -----------      -----------
Income  from operations                            123,873        53,472        131.66%        259,755          134,168       93.60%
Interest expense (net)                              29,064         8,826        229.30%         75,504           39,432       91.48%
Amortization of goodwill                             5,886            71                        10,482              308
                                                ----------     ---------                   -----------      -----------
Income before income taxes
     and extraordinary charge                       88,923        44,575         99.49%        173,769           94,428       84.02%
Provision for income taxes                          36,275        16,939        114.15%         70,465           35,883       96.37%
                                                ----------     ---------                   -----------      -----------
Income before extraordinary charge                  52,648        27,636         90.51%        103,304           58,545       76.45%
Extraordinary charge, net of taxes                     ---           ---                       (91,210)             ---
                                                ----------     ---------                   -----------      -----------

Net income                                      $   52,648     $  27,636                   $    12,094      $    58,545
                                                ==========     =========                   ===========      ===========

Basic earnings per common share:1
     Income before extraordinary charge         $      .60     $     .55          9.09%    $      1.54      $      1.12       37.50%
     Extraordinary charge                              ---           ---                          1.36              ---
                                                ----------     ---------                   -----------      -----------
     Net income                                 $      .60     $     .55                   $       .18      $      1.12
                                                ==========     =========                   ===========      ===========

     Weighted average number of
     common shares outstanding1                     88,376        50,576         74.74%         67,168           52,155       28.79%
                                                ==========     =========                   ===========      ===========

Diluted earnings per common share:1
     Income before extraordinary charge         $      .56     $     .52          7.69%    $      1.46      $      1.05       39.05%
     Extraordinary charge                              ---           ---                         (1.29)             ---
                                                ----------     ---------                   -----------      -----------
     Net income                                 $      .56     $     .52                   $       .17      $      1.05
                                                ==========     =========                   ===========      ===========

     Weighted average number of
     common shares outstanding1                     93,894        53,337         76.04%         70,609           55,781       26.58%
                                                ==========     =========                   ===========      ===========



1/ Shares outstanding and earnings per share amounts have been adjusted for the 100 percent stock dividend which was effective September 30, 1997.


                                  Table 1 of 3

                                FRED MEYER, INC.
                           Supplemental Operating Data


                                                           (unaudited)
                                                      12 weeks      12 weeks               52 weeks         52 weeks
                                                         ended         ended                  ended            ended
                                                       Jan. 31,       Feb. 1,               Jan. 31,          Feb. 1,
                                                          1998          1997                   1998             1997
                                                      --------      --------               --------         --------
Earnings before interest, taxes,
   depreciation and amortization (EBITDA)             $158,974       $75,188               $413,645         $249,548
LIFO income                                             $9,417        $5,386                 $4,257           $1,166

As a percent of sales:
  Food sales                                            71.70%        55.80%                 67.40%           59.00%
  Nonfood sales                                         28.30%        44.20%                 32.60%           41.00%
  Gross margin -- LIFO                                  29.89%        30.49%                 29.84%           29.68%
  Gross margin -- excluding LIFO income                 29.39%        29.95%                 29.76%           29.65%
  Operating and administrative expenses                 23.27%        25.12%                 25.10%           26.08%
  Income  from operations                                6.63%         5.37%                  4.74%            3.60%
  Interest expense (net)                                 1.55%          .89%                  1.38%            1.06%
  Amortization of goodwill                                .31%          .01%                   .19%             .01%
  Income before extraordinary charge                     2.82%         2.78%                  1.88%            1.57%
  Net income                                             2.82%         2.78%                   .22%            1.57%
  EBITDA                                                 8.50%         7.55%                  7.55%            6.70%
  LIFO                                                    .50%          .54%                   .08%             .03%

Comparable store sales (excluding Smith's):
  Total company                                          7.90%         2.90%                  7.40%            3.80%
  Food sales                                             7.90%         4.70%/1                6.60%            5.80%/1
  Nonfood sales                                          8.00%          .50%/1                8.60%            1.00%/1



1/   Sales for Pharmacy, Nutrition, Health and Beauty Aids, Candy, Cards and
     Books are included in Food sales to conform to current year reporting.


                                  Table 2 of 3

                                FRED MEYER, INC.
                      Condensed Consolidated Balance Sheets


(In thousands)

                                                              January 31,              February 1,
                                                                    1998                     1997
                                                           -------------             ------------
ASSETS

Current Assets:
        Cash and cash equivalents                          $      72,609             $     48,769
        Inventories                                            1,117,989                  604,910
        Receivables (net)                                         83,194                   23,729
        Prepaid expenses and other                                50,034                   43,149
        Current deferred taxes                                    90,804                   17,226
                                                           -------------             ------------

Total current assets                                           1,414,630                  737,783

Property and equipment (net)                                   1,951,750                  929,765

Goodwill (net)                                                 1,005,476                    4,599

Other assets                                                      58,950                   19,873
                                                           -------------             ------------

        Total assets                                       $   4,430,806             $  1,692,020
                                                           =============             ============



LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
        Accounts payable/outstanding checks                $      679,612            $    398,430
        Income taxes                                                  ---                   5,115
        Accrued expenses/other                                    316,045                  99,998
        Current portion long-term debt/capital leases               4,282                   1,038
                                                           --------------            ------------

Total current liabilities                                         999,939                 504,581

Long-term debt                                                  1,835,168                 521,512

Capital lease obligations                                          52,385                  13,227

Deferred lease transactions                                        38,556                  46,318

Deferred income taxes                                              41,250                  35,176

Other long-term liabilities                                       112,933                   5,302

Shareholders' equity                                            1,350,575                 565,904
                                                           --------------            ------------

        Total liabilities and shareholders' equity         $    4,430,806            $  1,692,020
                                                           ==============            ============


                                  Table 3 of 3